UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE EXCHANGE ACT OF 1934.

Commission File Number: 000-54334

UAN Power Corp.

(Exact name of registrant as specified in its charter)

12772 Bradwell Road

Herndon, VA. 20171

(703)-981-5726

Common Stock, par value $0.00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend a duty to file reports:

Rule 12(g)-4(a)(1)	[ ]
Rule 12(g)-4(a)(2)	[X]
Rule 12(h)-3(b)(1)(i)	[ ]
Rule 12(h)-3(b)(1)(ii)	[ ]
Rule 15d-6

Approximate number of records as of the certification or notice date:       37

Pursuant to the requirements of the Securities Exchange Act of 1934, UAN Power Corp. has caused this certification/notice to be signed on its behalf by the undersigned authorized person.

Date:       April 26, 2018

By: /s/ Kuan-Yin “Jesse” Cheng
Kuan-Yin “Jesse” Cheng
CEO